Exhibit 99.1 Press release

Quarterhill Provides Third Quarter Financial Update

Q3 2017 Revenues expected to be in the range of $72.5 to $82.5 Million

OTTAWA, Canada – October 2, 2017 – Quarterhill Inc. (“Quarterhill” or “the Company”) (NASDAQ: QTRH, TSX: QTRH) today provided an update on expected financial results for the three-month period ended September 30, 2017 (“Q3 2017”).  Quarterhill financial results are reported in United States dollars.

Driven by strong results from Wi-LAN Inc. (“WiLAN”), the Company’s patent licensing subsidiary, and the inclusion of a full quarter of operations of its other subsidiaries, International Road Dynamics Inc. and VIZIYA Corp., Quarterhill’s consolidated revenue for Q3 2017 is expected to be in the range of $72.5 to $82.5 million.

Adjusted EBITDA* for Q3 2017 is expected to be in the range of $50.0 to $56.0 million.

“We are very pleased to have such a substantial contribution from WiLAN this quarter,” said Shaun McEwan, Interim CEO.  “As we have said in the past, financial results in this segment of our business can be variable from quarter-to-quarter and this is a prime example of the upside potential of this variability.  Our expected results for Q3 will provide a significant boost to our cash position, which will assist in the continued growth of Quarterhill.”

Quarterhill will release its Q3 2017 financial results at 6:30 AM ET on Thursday, November 9, 2017. The Company will host a conference call to discuss its results at 10:00 AM ET that morning.  Details on how to access the conference call will be provided later in October.

Non-GAAP Disclosure*

Quarterhill follows U.S. GAAP in preparing its interim and annual financial statements. We use the term “Adjusted EBITDA” to mean net income from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization of intangibles; (iv) special charges; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired, and (viii) stock based compensation. Adjusted EBITDA is used by Quarterhill management to assess our normalized cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. ADJUSTED EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. EBITDA SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET EARNINGS AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

www.quarterhill.com© copyright Quarterhill 20171

Press release

About Quarterhill

Quarterhill is a diversified investment holding company focused on growing its business by acquiring technology companies in the Industrial Internet of Things (“IIoT”) segment across multiple verticals. Quarterhill targets companies with a broad range of products and services that capture, analyze and interpret data, and that have strong financial performance, excellent management teams, strong intellectual property underpinnings and significant opportunities to develop long-term recurring and growing revenue streams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in its February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”).  Copies of the AIF may be obtained at www.sedar.com or www.sec.gov.  Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements.  Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan

Interim CEO

Quarterhill Inc.

T : 613.688.4898

E : smcewan@quarterhill.com

Dave Mason

Investor Relations

Quarterhill Inc.

T : 613.688.1693

E : ir@quarterhill.com

www.quarterhill.com© copyright Quarterhill 20172